 parr_13g_a1.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Par Petroleum Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
69888T207
(CUSIP Number)
December 8, 2014
(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	ICQ Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,798,561
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,798,561
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,798,561
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.9%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	DIVESH MAKAN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,798,561
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,798,561
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,798,561
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.9%
(12)	Type of Reporting Person (See Instructions)		IN

Explanatory Note

This Amendment No. 1 to Schedule 13G relates to the Common Stock, $0.01 par value per share (the "Common Stock") of Par Petroleum Corporation, a Delaware corporation (the "Issuer"), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment is filed to report a change in the Percent of Class previously reported that results from a change in the aggregate number of shares outstanding. The Schedule 13G is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 2(e).  CUSIP Number:

Item 2(e) is hereby amended and restated as follows:

69888T207

Item 4.      Ownership

Item 4 is hereby supplemented by adding the following:

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 3 was derived from the Issuer's Annual Report on Form 10-Q for the period ended September 30, 2014 and filed with the Securities and Exchange Commission on November 12, 2014, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 6, 2014 was 36,800,430.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2014	ICQ Management, LLC By: /s/ Divesh Makan Divesh Makan Managing Member
/s/ Divesh Makan Divesh Makan